UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2022

HV BANCORP, INC.

(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	001-37981	46-4351868
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2005 South Easton Road, Suite 304 Doylestown, PA		18901
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (267) 280-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	HVBC	The NASDAQ Stock Market, LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01Entry into a Material Definitive Agreement.

On October 18, 2022, HV Bancorp, Inc. (“HVBC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Huntingdon Valley Bank (“HVB”), HVBC’s subsidiary bank, Citizens Financial Services, Inc., a Pennsylvania corporation ( “CZFS”), First Citizens Community Bank (“FCCB”), CZFS’ subsidiary bank, and CZFS Acquisition Company, LLC, FCCB’s direct shareholder, pursuant to which CZFS will acquire HVBC.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of each party, HVBC will merge with and into CZFS, with CZFS as the surviving entity (the “Merger”), and immediately thereafter, HVB will merge with and into FCCB, with FCCB as the surviving bank.

The Merger Agreement provides that shareholders of HVBC will have the right to elect to receive, for each share of HVBC common stock, either (x) $30.50 in cash or (y) 0.4000 shares of CZFS common stock. Elections will be subject to proration procedures whereby 80% of the shares of HVBC common stock will be exchanged for CZFS common stock and 20% of the shares of HVBC common stock will be exchanged for cash.

The Merger is subject to customary closing conditions, including (1) the receipt of regulatory approvals, (2) the approval of the Merger by the shareholders of HVBC, (3) the effectiveness of the registration statement on Form S-4 for CZFS common stock issued in the Merger, (4) the approval for listing on Nasdaq for CZFS common stock to be issued in the Merger, and (5) the absence of any order, decree or injunction preventing the completion of the Merger. The Merger is expected to close in the first half of 2023.

Following the Merger, Travis J. Thompson, currently the Chairman and Chief Executive Officer of HVBC, and Robert J. Marino, currently the President of HVBC, will be employed as senior officers of FCCB. Effective at the closing of the transaction, one member of the current board of directors of HVBC will be appointed to the board of directors of CZFS, to serve until the next annual meeting of CZFS, at which time the director will be nominated for re-election, and two members of the current board of directors of HVB will be appointed to the board of directors of FCCB, to serve until the next annual meeting of FCCB at which time the directors will be nominated for re-election.

The Merger Agreement provides certain termination rights for both HVBC and CZFS and further provides that if the Merger is not consummated under specified circumstances, HVBC may be required to pay CZFS a termination fee of approximately $2.7 million.

The Merger Agreement also contains customary representations and warranties that CZFS and HVBC made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between CZFS and HVBC, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between CZFS and HVBC rather than establishing matters as facts. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of HVBC’s and CZFS’s businesses during the interim period between the execution of the Merger Agreement and the effective time of the Merger and, in the case of HVBC, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, its obligation, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement and the Merger, and its non-solicitation obligations relating to alternative acquisition proposals.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between HVBC and CZFS instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding HVBC or CZFS, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding HVBC, CZFS, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of HVBC and a prospectus of CZFS, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of HVBC and CZFS make with the Securities and Exchange Commission (the “SEC”).

The Voting Agreement

Concurrently with entering into the Merger Agreement, CZFS entered into Voting Agreements with each of the directors and certain of the executive officers of HVBC (the “Voting Agreements”), pursuant to which, among other things, such shareholders agreed to vote their shares of HVBC in favor of the Merger.

Item 5.02Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain

Officers; Compensatory Arrangements of Certain Officers.

On October 18, 2022, HVBC, HVB, and CZFS entered into settlement and non-competition and non-solicitation agreements (the “Agreements”) with each of Travis J. Thompson and Robert J. Marino.  The Agreements provide that effective as of, and contingent on, the closing of the Merger, the executives’ employment agreements will be terminated, and the executives will not be entitled to any further payments thereunder. Further, under the Agreements, the executives will be subject to non-competition and non-solicitation provisions for a period of two years (one year, for Mr. Marino) following the executive’s termination of employment from CZFS and/or FCCB.  In consideration for entering into the Agreements, the executive will receive a restrictive covenant payment from CZFS in a lump sum equal to $1,500,000 for Mr. Thompson ($300,000 for Mr. Marino), less required tax withholdings, payable on, or immediately prior to, the closing date of the Merger.  In addition, Mr. Thompson will receive a transaction bonus equal to $400,000, less required tax withholding, payable on, or immediately prior to, the closing date of the Merger.

This summary of the Agreements is qualified in its entirety by reference to the full text of the Agreements, each dated October 18, 2022, copies of which are filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

Item 8.01Other Events.

On October 19, 2022, HVBC and CZFS issued a joint press release to announce the signing of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed transaction, CZFS expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of HVBC that also constitutes a prospectus of CZFS (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to HVBC’s shareholders when it becomes available. CZFS and HVBC also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT

DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CZFS, HVBC AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by CZFS and HVBC with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by CZFS with the SEC will be available free of charge on CZFS’ website at www.firstcitizensbank.com or by directing a request to Citizens Financial Services, Inc., 15 S. Main Street, Mansfield, PA 16933, attention: Corporate Secretary (570) 622-2121. Copies of the documents filed by HVBC with the SEC will be available free of charge on HVBC’s website at www.myhvb.com or by directing a request to HV Bancorp, Inc., 2005 South Easton Road, Suite 304, Doylestown, PA 18901, attention: Corporate Secretary (267) 280-4000.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

CZFS and HVBC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about CZFS’ executive officers and directors in CZFS’ definitive proxy statement filed with the SEC on March 10, 2022. You can find information about HVBC’s executive officers and directors in HVBC’s definitive proxy statement filed with the SEC on April 14, 2022. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from CZFS or HVBC using the sources indicated above.

Forward Looking Statements

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about CZFS and HVBC and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding CZFS’ or HVBC’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to CZFS or HVBC, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of CZFS and HVBC may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger; (5) the shareholders of HVBC may fail to approve the Merger; (6) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate HVBC’s operations and those of CZFS; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) CZFS’s and HVBC’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by CZFS’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (14) legislative and regulatory changes; and (15) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CZFS, HVBC and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in CZFS’ and HVBC’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2021 and in subsequent filings with the SEC.

CZFS and HVBC do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1*

Agreement and Plan of Merger, dated October 18, 2022, by and among Citizens Financial Services, Inc., First Citizens Community Bank, CZFS Acquisition Company, LLC, HV Bancorp, Inc. and Huntingdon Valley Bank.

10.1	Settlement and Non-Competition and Non-Solicitation Agreement, by and among Citizens Financial Services, Inc., HV Bancorp, Inc., Huntingdon Valley Bank and Travis J. Thompson

10.2	Settlement and Non-Competition and Non-Solicitation Agreement, by and among Citizens Financial Services, Inc., HV Bancorp, Inc., Huntingdon Valley Bank and Robert J. Marino

99.1	Joint Press Release of Citizens Financial Services, Inc. and HV Bancorp, Inc., dated October 19, 2022.

104	Cover Page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

*

Certain schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HV Bancorp, Inc.

Date: October 20, 2022	By:	/s/ Travis J. Thompson
Travis J. Thompson
Chief Executive Officer (Duly Authorized Officer)